Exhibit 6.2

Planet Resource Recovery Inc.

6321 Porter Rd. Suite 7
Sarasota FL 34240
Federal Tax ID# 87-3525932	1-800-255-2511	www.maxatvs.com

Andrew Lapp
Sent via email to andrew@recreatives.com
Effective January 1, 2023

Dear Andrew,

1.	Offer and Position

We are very pleased to extend an offer of employment to you for the position of Chief Executive Officer of Planet Resources Recovery, Inc., a Nevada corporation (the “Company”). Your employment is subject to the terms and conditions set forth in this letter.

2.	Duties

In your capacity as Chief Executive Officer, you will perform duties and responsibilities that are commensurate with your position and such other duties as may be assigned to you from time to time. You will report directly to the Board of Directors of the Company (the “Board”). You will also serve as a member of the Board, for no additional compensation. You agree to devote your full business time, attention and best efforts to the performance of your duties and to the furtherance of the Company’s interests. Notwithstanding the foregoing, nothing in this letter shall preclude you from devoting reasonable periods of time to charitable and community activities, managing personal investment assets and serving on boards of other companies (public or private) not in competition with the Company, provided that none of these activities interferes with the performance of your duties hereunder or creates a conflict of interest.

3.	Location

Your principal place of employment shall be at our corporate office in Sarasota, Florida, subject to business travel as needed to properly fulfill your employment duties and responsibilities.

4.	Start Date

Subject to satisfaction of all of the conditions described in this letter, your start date is effective as of January 1, 2022.

5.	Base Salary

In consideration of your services, you will be paid an initial base salary of $125,000 for the year 2022, payable in shares of the Company’s Common Stock, par value $0.001, at a price per share of $0.004, for a total of 31,250,000 shares, and a salary of $125,000 for the year 2023, payable in cash in equal installments on the first day of each calendar month.

6.	Annual Bonus

During your employment, you will be eligible to receive a discretionary annual bonus, payable at such times and in such amounts, as determined by the Board.

7.	Benefits and Perquisites

You will be eligible to participate in the employee benefit plans and programs generally available to the Company’s executives, including group medical, dental, vision and life insurance, disability benefits, subject to the terms and conditions of such plans and programs. You will be entitled to paid vacation in accordance with the Company’s policies in effect from time to time. You will also be entitled to the fringe benefits and perquisites that are made available to other similarly situated executives of the Company, each in accordance with and subject to the eligibility and other provisions of such plans and programs. The Company reserves the right to amend, modify or terminate any of its benefit plans or programs at any time and for any reason.

8.	Withholding

All forms of compensation paid to you as an employee of the Company shall be less all applicable withholdings.

9.	Stock Ownership Requirements

As an executive officer of the Company, you will be required to comply with the Company’s Stock Ownership Requirements applicable to executive officers.

10.	At-will Employment

Your employment with the Company will be for no specific period of time. Rather, your employment will be at-will, meaning that you or the Company may terminate the employment relationship at any time, with or without cause, and with or without notice and for any reason or no particular reason. Although your compensation and benefits may change from time to time, the at-will nature of your employment may only be changed by an express written agreement signed by an authorized officer of the Company.

11.	Section 409A

This offer letter is intended to comply with Section 409A of the Internal Revenue Code (“Section 409A”) or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this offer letter, payments provided under this offer letter may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this offer letter that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this offer letter shall be treated as a separate payment. Any payments to be made under this offer letter upon a termination of employment shall only be made upon a “separation from service” under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this offer letter comply with Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by you on account of non-compliance with Section 409A.

Notwithstanding any other provision of this offer letter, if any payment or benefit provided to you in connection with termination of employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and you are determined to be a “specified employee” as defined in Section 409A(a)(2)(b)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of your termination date (the “Specified Employee Payment Date”) or, if earlier, on the date of your death. The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date and interest on such amounts calculated based on the applicable federal rate published by the Internal Revenue Service for the month in which your separation from service occurs shall be paid to you in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

12.	Governing Law

This offer letter shall be governed by the laws of Florida, without regard to conflict of law principles.

13.	Representations

By accepting this offer, you represent that you are able to accept this job and carry out the work that it would involve without breaching any legal restrictions on your activities, such as non-competition, non-solicitation or other work-related restrictions imposed by a current or former employer. You also represent that you will inform the Company about any such restrictions and provide the Company with as much information about them as possible, including any agreements between you and your current or former employer describing such restrictions on your activities.

If you wish to accept this position, please sign below and return this letter to Planet Resource Recovery, located at 6321 Porter Rd Ste 7, Sarasota, FL 34240.

We look forward to hearing from you.

Yours sincerely,

Planet Resource Recovery, Inc.

By:
Name: Andrew Lapp
Title: Director/ Chairman

Acceptance of Offer

I have read and understood and I accept all the terms of the offer of employment as set forth in the foregoing letter. I have not relied on any agreements or representations, express or implied, that are not set forth expressly in the foregoing letter, and this letter supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to the subject matter of this letter.

ANDREW LAPP

By:
Date: 01/01/2023
Address: 2000 Misty Sunrise Trail, Sarasota, FL 34240

4